Altair: Looking towards November (with a side of Wefunder) External

Bryan Veloso <bryan@altair.tv> Tue, Jun 8, 10:49 PM

to Team, bcc: scootershot, bcc: duanegentz92, bcc: Kyle, bcc: solaresa92, bcc: katompkins, bcc: Lukas, bcc: tq.samy, bcc: theprosperousguard, bcc: tealtoxic, bcc: codexcarbon, bc

To Our Visionaries,

It's hard to believe that in a few weeks time, it will be one year since the idea of Altair came into being. Before I get to business, I want to thank each of you from the bottom of my heart for supporting both this project and this team. From the moment Altair entered my brain, it hasn't given me a day off. This is something that we all believe **needs** to happen. Thank you for your patience with us as we've ramped up the team, brought a few of them on full-time, and formed a solid foundation to work from.

We're aiming for a November release of what we're calling "Season 0," or, as I've affectionately named it: *"Season of the Visionary"* (thanks Bungie). Our aim for this season is to have you and your communities play around and get acquainted with the service. This'll be as bare-bones as Altair gets, as our focus will be on infrastructure and stability.

Up until now, Altair has been self-funded - I myself have committed $250k in an effort to bootstrap the business. It's been my mission from the beginning to avoid traditional methods of venture capitalism to safeguard what we want Altair to be. To that point, Zach Holman, an old co-worker of mine from my GitHub days, firmly believed in what we're building and invested $25k. This has given me peace of mind, in that I haven't needed to ask anybody on the team to sacrifice their own daily well-being for the sake of the company.

There are valid reasons why so many startups opt to go the venture capital route—most of them focused around speed:get millions of dollars, hire fast, build fast, release fast. But we know all too well what is sacrificed in exchange. Zach told me his own startup stories where his projects fizzled at the 1-1/2 year mark without seeing a public release. I don't want Altair to take years to make, so I've been exploring other methods of investment.

Our CTO, Cody, pointed me to Wefunder. Wefunder is a crowd-investing platform that allows individuals to invest in companies they believe in. This is an investment, not crowdfunding, and we will be providing a return on this investment (more on that will follow in the coming weeks because paperwork). As our Visionaries, we're giving you a first look at the campaign, as well as the first opportunity to invest.

https://wefunder.com/altair

(Feel free to share this amongst friends and family, just not publicly until you see our Twitter account post about it.)

Our goal with this campaign is to raise $100k. This'll give us some runway while we work on Seasons 1 and 2, allow us to bring on Jackie full-time on product, as well as allow us to hire some much needed help for Cody on the backend. Anything above that will also be put toward hires for engineering and support, and extra runway for seasons 3 and beyond.

As a note, we're keeping this separate from our Visionary program. All of you believed in us before anybody else did, and told us as much with your wallets. With the launch of the Wefunder, we will be ending the Visionary program.Username reservation, the visionary badge, et al., will be locked in for all of you **first**.

If you've made it this far, thanks for bearing with my long-windedness. We're entering a new stage with the Wefunder, and an exciting one at that. Our morale is high, and our velocity is starting to pick up. And on a personal level, I can't thank you enough for your moral support over the past 11 months.

Cheers,
Bryan Veloso
CEO, Altair
